Michael S. Turner 617.570.1163 mturner@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

January 26, 2007

VIA EDGAR AND COURIER

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Animal Health International, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed January 16, 2007
File No. 333-137656

Dear Mr. H. Christopher Owings:

This letter is submitted on behalf of Animal Health International, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on September 28, 2006 (the “Registration Statement”), as amended by Amendment No. 1 filed on November 8, 2006 (“Amendment No. 1”), Amendment No. 2 filed on December 13, 2006 (“Amendment No. 2”), Amendment No. 3 filed on January 4, 2007 (“Amendment No. 3”) and Amendment No. 4 filed on January 16, 2007 (“Amendment No. 4”), as set forth in your letter dated January 25, 2007 to James C. Robison (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 4, and page references in the responses refer to Amendment No. 5. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 5.

Mr. H. Christopher Owings

January 26, 2007

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and Amendment No. 5 (marked to show changes from Amendment No. 4).

Animal Health International, Inc.

Form S-1

Dilution, page 26

Comment No. 1

Please tell us your basis for including deferred debt issue costs in your calculation of pro forma net tangible book value as of September 30, 2006. It appears to us that deferred debt costs do not represent tangible assets and should be excluded from the calculation. Please advise or revise.

Response to Comment No. 1

The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 5 in response to the Staff’s comment.

Comment No. 2

Please clarify your disclosure regarding the dividend taken into account in consideration paid by existing stockholders in the footnote to the table at the bottom of the page.

Response to Comment No. 2

The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 5 in response to the Staff’s comment.

Selected consolidated financial data, page 29

Comment No. 3

Please revise your pro forma earnings per share calculations set forth in footnote (4) to give effect to the number of shares whose proceeds would be necessary to pay the dividend paid in September 2006 to the extent the dividend exceeded earnings during the previous twelve months as indicated in your response to comment 47 in our letter dated October 25, 2006. Please also revise your computations to give effect to the excess of the fair value of the common shares to be issued upon conversion of the preferred stock over the carrying amount of the preferred stock as indicated in your response to comment number four in our letter dated December 28, 2006. In doing so, please revise the number of shares whose proceeds would be used to pay debt to give effect to the number of shares whose proceeds would be used to pay the dividends. Please refer to SAB Topic 1B3. Also, you should reduce the adjustment to interest expense to give effect to the use of proceeds to pay the dividends. In addition, please disclose:

Mr. H. Christopher Owings

January 26, 2007

•	why the computations give effect to the number of shares whose proceeds would be necessary to pay the dividends;

•	that the number of shares whose proceeds would be used to pay debt and the interest adjustments excludes the amount of debt related to the number of shares whose proceeds would be necessary to pay the dividends;

•	how the adjustment to interest expense is computed and your basis therefore; and

•	the amounts of preferred stock dividends and participation in undistributed earnings eliminated from the computations.

Response to Comment No. 3

The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 5 in response to the Staff’s comment.

Principal and selling stockholders, page 76

Comment No. 4

Please identify Charlesbank as an underwriter given that it is selling a significant percentage of securities in the offering and is an affiliate of the issuer.

Response to Comment No. 4

The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 5 in response to the Staff’s comment.

Consolidated Statements of Income, page F-5

Comment No. 5

Please remove pro forma earnings per share from the face of your income statements as these amounts are not required to be presented by SFAS 128. Refer to paragraph 37 of SFAS 128.

Response to Comment No. 5

The Company respectfully advises the Staff that it has removed pro forma earnings per share from the face of the income statements in Amendment No. 5 in response to the Staff’s comment.

* * *

Mr. H. Christopher Owings

January 26, 2007

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1163 or John M. Mutkoski at (617) 570-1073.

Sincerely,

/s/ Michael S. Turner

Michael S. Turner

Enclosures

cc:	James C. Robison, Animal Health International, Inc.
William F. Lacey, Animal Health International, Inc.
Damian Olthoff, Animal Health International, Inc.
John M. Mutkoski, Goodwin Procter LLP